

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 24, 2016

Mr. John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re: Oritani Financial Corp**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 14, 2015**
> **File No. 001-34786**

Dear Mr. Fields:

    We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Gus Rodriguez

                                        Gus Rodriguez
                                        Accounting Branch Chief
                                        Office of Financial Services